Exhibit 99.2

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM

FINANCIAL STATEMENTS

JUNE 30, 2023

ZIM INTEGRATED SHIPPING SERVICES LTD.

INDEX TO CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF FINANCIAL POSITION

		June 30		December 31
		2023	2022	2022
	Note	US $ in millions
Assets
Vessels	6	5,005.4	4,405.3	4,409.9
Containers and handling equipment	6	1,209.8	1,281.4	1,242.8
Other tangible assets	6	124.3	77.7	98.5
Intangible assets		98.1	79.4	92.9
Investments in associates		29.3	17.8	22.0
Other investments		1,354.2	651.0	1,373.2
Other receivables		111.6	109.5	112.1
Deferred tax assets		2.5	2.3	2.3
Total non-current assets		7,935.2	6,624.4	7,353.7

Inventories		174.1	216.2	190.7
Trade and other receivables		671.0	1,346.2	825.7
Other investments		863.0	2,358.9	2,233.1
Cash and cash equivalents		1,040.3	946.8	1,022.1
Total current assets		2,748.4	4,868.1	4,271.6
Total assets		10,683.6	11,492.5	11,625.3

Equity
Share capital and reserves	5	1,994.8	2,010.6	1,987.7
Retained earnings		2,858.3	3,231.4	3,901.9
Equity attributable to owners of the Company		4,853.1	5,242.0	5,889.6
Non-controlling interests		2.0	6.2	6.3
Total equity		4,855.1	5,248.2	5,895.9

Liabilities
Lease liabilities		3,230.4	2,929.0	2,778.7
Loans and other liabilities		83.0	164.8	91.9
Employee benefits		42.4	50.0	45.2
Deferred tax liabilities		79.0	133.8	151.4
Total non-current liabilities		3,434.8	3,277.6	3,067.2

Trade and other payables	4(b)	561.8	901.3	896.2
Provisions		53.4	30.8	50.2
Contract liabilities		208.4	577.5	238.9
Lease liabilities		1,522.1	1,377.2	1,380.8
Loans and other liabilities		48.0	79.9	96.1
Total current liabilities		2,393.7	2,966.7	2,662.2
Total liabilities		5,828.5	6,244.3	5,729.4
Total equity and liabilities		10,683.6	11,492.5	11,625.3

/s/ Yair Seroussi	/s/ Eli Glickman	/s/ Xavier Destriau
Yair Seroussi	Eli Glickman	Xavier Destriau
Chairman of the Board of Directors	President & Chief Executive Officer	Chief Financial Officer

Date of approval of the Financial Statements: August 16, 2023.

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM INCOME STATEMENTS

		Six months ended June 30		Three months ended June 30		Year ended December 31
		2023	2022	2023	2022	2022
	Note	US $ in millions

Income from voyages and related services		2,683.9	7,145.2	1,309.6	3,428.8	12,561.6
Cost of voyages and related services
Operating expenses and cost of services	8	(1,913.6)	(2,380.6)	(973.9)	(1,262.3)	(4,764.5)
Depreciation		(795.4)	(616.0)	(414.9)	(331.6)	(1,370.3)
Gross profit (loss)		(25.1)	4,148.6	(79.2)	1,834.9	6,426.8

Other operating income		1.9	19.3	(8.2)	14.7	48.9
Other operating expenses		(10.1)	(0.2)	(6.5)	(0.1)	(0.9)
General and administrative expenses		(145.5)	(162.0)	(71.4)	(84.9)	(338.3)
Share of profit (loss) of associates		(2.9)	1.1	(2.5)	(0.3)	(0.7)

Results from operating activities		(181.7)	4,006.8	(167.8)	1,764.3	6,135.8

Finance income		82.1	47.4	37.7	26.0	130.9
Finance expenses		(237.2)	(99.2)	(142.0)	(53.9)	(239.4)

Net finance expenses		(155.1)	(51.8)	(104.3)	(27.9)	(108.5)

Profit (loss) before income taxes		(336.8)	3,955.0	(272.1)	1,736.4	6,027.3

Income taxes		66.0	(908.2)	59.4	(400.6)	(1,398.3)

Profit (loss) for the period		(270.8)	3,046.8	(212.7)	1,335.8	4,629.0

Attributable to:

Owners of the Company		(274.6)	3,041.9	(215.1)	1,333.1	4,619.4
Non-controlling interests		3.8	4.9	2.4	2.7	9.6
Profit (loss) for the period		(270.8)	3,046.8	(212.7)	1,335.8	4,629.0

Earnings (loss) per share (US$)
Basic earnings (loss) per 1 ordinary share	10	(2.29)	25.36	(1.79)	11.11	38.49
Diluted earnings (loss) per 1 ordinary share	10	(2.29)	25.26	(1.79)	11.07	38.35

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2023	2022	2023	2022	2022
	US $ in millions

Profit (loss) for the period	(270.8)	3,046.8	(212.7)	1,335.8	4,629.0

Other components of comprehensive income

Items of other comprehensive income that were or will be reclassified to profit and loss
Foreign currency translation differences
for foreign operations	(5.7)	(12.4)	(6.6)	(7.4)	(18.0)

Net change in fair value of investments in debt instruments at fair value through other comprehensive income, net of tax	(6.1)	(12.1)	(14.1)	(4.8)	(34.6)

Net change in fair value of investments in debt instruments at fair value through other comprehensive income, reclassified to profit and loss	5.6		2.4		2.6

Items of other comprehensive income that would never be reclassified to profit and loss

Net change in fair value of investments in equity instruments at fair value through other comprehensive income, net of tax	1.6	(1.5)	0.2	(1.7)	(1.9)

Defined benefit pension plans actuarial gains, net of tax	0.2	4.4	(0.5)	0.5	8.5

Other comprehensive income for the period, net of tax	(4.4)	(21.6)	(18.6)	(13.4)	(43.4)

Total comprehensive income for the period	(275.2)	3,025.2	(231.3)	1,322.4	4,585.6

Attributable to:
Owners of the Company	(278.4)	3,021.9	(232.8)	1,320.4	4,578.2
Non-controlling interests	3.2	3.3	1.5	2.0	7.4

Total comprehensive income for the period	(275.2)	3,025.2	(231.3)	1,322.4	4,585.6

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
	Share capital	General reserves (*)	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity

	US $ in millions
For the six months period ended June 30, 2023
Balance at December 31, 2022	925.9	1,097.3	(35.5)	3,901.9	5,889.6	6.3	5,895.9
Loss for the period				(274.6)	(274.6)	3.8	(270.8)
Other comprehensive income for the period, net of tax		1.1	(5.1)	0.2	(3.8)	(0.6)	(4.4)
Share-based compensation		11.1			11.1		11.1
Exercise of options	0.4	(0.4)
Dividend to owners of the Company				(769.2)	(769.2)		(769.2)
Dividend to non-controlling interests in subsidiaries						(7.5)	(7.5)
Balance at June 30, 2023	926.3	1,109.1	(40.6)	2,858.3	4,853.1	2.0	4,855.1

For the three months period ended June 30, 2023
Balance at March 31, 2023	926.1	1,116.6	(34.8)	3,073.8	5,081.7	1.1	5,082.8
Loss for the period				(215.1)	(215.1)	2.4	(212.7)
Other comprehensive income for the period, net of tax		(11.5)	(5.8)	(0.4)	(17.7)	(0.9)	(18.6)
Share-based compensation		4.2			4.2		4.2
Exercise of options	0.2	(0.2)
Dividend to non-controlling interests in subsidiaries						(0.6)	(0.6)
Balance at June 30, 2023	926.3	1,109.1	(40.6)	2,858.3	4,853.1	2.0	4,855.1

(*) Include reserves related to transactions with an interested party, share-based compensation and changes in fair value of investment instruments.

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
	Share capital	General reserves (*)	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity

	US $ in millions
For the six months period ended June 30, 2022
Balance at December 31, 2021	923.2	1,107.9	(19.7)	2,580.6	4,592.0	7.5	4,599.5
Initial application of an amendment to IAS 37 (*)				(3.3)	(3.3)		(3.3)
Balance at January 1, 2022	923.2	1,107.9	(19.7)	2,577.3	4,588.7	7.5	4,596.2
Profit for the period				3,041.9	3,041.9	4.9	3,046.8
Other comprehensive income for the period, net of tax			(10.8)	(9.2)	(20.0)	(1.6)	(21.6)
Share-based compensation		10.0			10.0		10.0
Exercise of options	2.2	(2.2)
Dividend to owners of the Company				(2,378.6)	(2,378.6)		(2,378.6)
Dividend to non-controlling interests in subsidiaries						(4.6)	(4.6)
Balance June 30, 2022	925.4	1,115.7	(30.5)	3,231.4	5,242.0	6.2	5,248.2

For the three months period ended June 30, 2022
Balance at March 31, 2022	924.3	1,109.3	(23.8)	2,246.1	4,255.9	4.3	4,260.2
Profit for the period				1,333.1	1,333.1	2.7	1,335.8
Other comprehensive income for the period, net of tax			(6.7)	(6.0)	(12.7)	(0.7)	(13.4)
Share-based compensation		7.5			7.5		7.5
Exercise of options	1.1	(1.1)
Dividend to owners of the Company				(341.8)	(341.8)		(341.8)
Dividend to non-controlling interests in subsidiaries						(0.1)	(0.1)
Balance at June 30, 2022	925.4	1,115.7	(30.5)	3,231.4	5,242.0	6.2	5,248.2

For the year ended December 31, 2022
Balance at December 31, 2021	923.2	1,107.9	(19.7)	2,580.6	4,592.0	7.5	4,599.5
Initial application of amendment to IAS 37				(3.3)	(3.3)		(3.3)
Balance at January 1, 2022	923.2	1,107.9	(19.7)	2,577.3	4,588.7	7.5	4,596.2
Profit for the year				4,619.4	4,619.4	9.6	4,629.0
Other comprehensive income for the year, net of tax		(33.9)	(15.8)	8.5	(41.2)	(2.2)	(43.4)
Exercise of options	2.7	(2.7)
Share-based compensation		25.8			25.8		25.8
Dividend to owners of the Company				(3,303.3)	(3,303.3)		(3,303.3)
Acquisition of subsidiary with non-controlling interest		0.2			0.2	(0.2)
Dividend to non-controlling interests in subsidiaries						(8.4)	(8.4)
Balance at December 31, 2022	925.9	1,097.3	(35.5)	3,901.9	5,889.6	6.3	5,895.9

(*) Include reserves related to transactions with an interested party, share-based compensation and changes in fair value of investment instruments.

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

	Six months ended		Three months ended		Year ended
	June 30		June 30		Dec 31
	2023	2022	2023	2022	2022
	US $ in millions

Cash flows from operating activities
Profit (loss) for the period	(270.8)	3,046.8	(212.7)	1,335.8	4,629.0

Adjustments for:
Depreciation and amortization	808.7	627.5	421.5	337.3	1,396.3
Net finance expenses	155.1	51.8	104.3	27.9	108.5
Share of profits and change in fair value of investees	2.2	(3.7)	1.8	(2.2)	(2.1)
Capital loss (gain), net	7.4	(15.8)	17.2	(11.8)	(42.7)
Income taxes	(66.0)	908.2	(59.4)	400.6	1,398.3
Other non-cash items	9.7	10.0	3.4	7.5	39.7
	646.3	4,624.8	276.1	2,095.1	7,527.0

Change in inventories	16.6	(97.2)	15.0	(42.4)	(71.7)
Change in trade and other receivables	176.9	(61.8)	33.7	34.5	496.6
Change in trade and other payables including contract liabilities	(95.9)	30.9	(4.2)	(5.1)	(325.7)
Change in provisions and employee benefits	2.9	(2.2)	1.5	(0.1)	15.9
	100.5	(130.3)	46.0	(13.1)	115.1

Dividends received	1.5		1.4		0.9
Interest received	88.0	7.4	38.5	4.2	53.2
Income taxes paid	(316.1)	(1,132.0)	(15.4)	(376.3)	(1,586.1)

Net cash generated from operating activities	520.2	3,369.9	346.6	1,709.9	6,110.1

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets, and interest in investees	17.7	16.9	5.5	11.6	48.1
Acquisition and capitalized expenditures of tangible assets, intangible assets and interest in investees	(61.5)	(263.1)	(25.6)	(80.6)	(345.5)
Acquisition of investment instruments, net	(583.4)	(515.9)	(422.3)	(333.0)	(1,433.1)
Loans granted to investees	(1.7)
Change in other receivables	(14.0)	(2.6)	(5.8)	(2.3)	(20.2)
Change in other investments (mainly deposits), net	1,982.7	(189.1)	581.8	(288.9)	105.7
Net cash generated from (used in) investing activities	1,339.8	(953.8)	133.6	(693.2)	(1,645.0)

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

	Six months ended		Three months ended		Year ended
	June 30		June 30		Dec 31
	2023	2022	2023	2022	2022
	US $ in millions

Cash flows from financing activities
Receipt of long-term loans and other long-term liabilities		59.2			59.2
Repayment of lease liabilities and borrowings	(861.4)	(532.5)	(466.4)	(323.6)	(1,449.4)
Change in short term loans	(21.0)	(53.5)		(33.5)	(53.5)
Dividend paid to non-controlling interests	(7.5)	(4.6)	(0.6)	(0.1)	(8.4)
Dividend paid to owners of the Company	(769.2)	(2,378.6)	(769.2)	(2,378.6)	(3,303.3)
Interest paid	(182.7)	(94.7)	(95.9)	(54.2)	(221.0)
Net cash used in financing activities	(1,841.8)	(3,004.7)	(1,332.1)	(2,790.0)	(4,976.4)

Net change in cash and cash equivalents	18.2	(588.6)	(851.9)	(1,773.3)	(511.3)
Cash and cash equivalents at beginning of the period	1,022.1	1,543.3	1,892.6	2,727.2	1,543.3
Effect of exchange rate fluctuation on cash held	0.0	(7.9)	(0.4)	(7.1)	(9.9)
Cash and cash equivalents at the end of the period	1,040.3	946.8	1,040.3	946.8	1,022.1

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

1	Reporting entity

ZIM Integrated Shipping Services Ltd. (hereinafter - the "Company" or "ZIM") and its subsidiaries (hereinafter – "the Group" or "the Companies") and the Group’s interests in associates, operate in the field of container shipping and related services.

ZIM is a company incorporated in Israel, with limited liability. ZIM’s ordinary shares have been listed on the New York Stock Exchange (the “NYSE”) under the symbol “ZIM” on January 28, 2021. The address of the Company’s registered office is 9 Andrei Sakharov Street, Haifa, Israel.

2	Basis of compliance

(a)	Statement of compliance

These condensed consolidated unaudited interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2022 (hereafter – the “annual Financial Statements”). These condensed consolidated unaudited interim Financial Statements were approved by the Board of Directors on August 16, 2023.

(b)	Estimates

The preparation of Financial Statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those applied to the annual financial statements.

3	Significant accounting policies

The accounting policies applied by the Group in these unaudited condensed consolidated interim Financial Statements are the same as those applied by the Group in its annual Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

4	Financial position

(a)
The container shipping industry continues to be characterized by volatility in freight rates, charter rates and bunker prices, accompanied by continuing uncertainties in the global trade (including ongoing inflation and the rise of interest rates in certain countries, the implications of the ongoing military conflict between Russia and Ukraine and other geopolitical challenges). In addition, regulators in certain jurisdictions (mainly in the U.S) have become more active in their regulatory oversight over our industry, through change in regulations and interpretation of related rules.

Following the peak levels reached during 2021 and the first quarter of 2022, freight rates have decreased in most trades throughout the remainder of the year 2022 and continued to further decrease during the first half of 2023.

In view of the aforementioned business environment and in order to constantly improve the Group’s results of operations and liquidity position, Management continues to optimize its network by considering, and when appropriate, implementing structural changes, participating in partnerships and cooperation agreements and by upgrading its customer’s offerings, whilst seeking operational excellence and cost efficiencies.

At each reporting date, the Company reviews the carrying amount of its operating assets and assesses them for impairment when indications exist.
As of June 30, 2023, the Company tested for impairment its cash-generating-unit, which consist of all of its operating assets, using similar estimation methods to those applied as of December 31, 2022 (see also Note 6 to the Company’s 2022 annual financial statements) and updated projections considering current market conditions. The test resulted with no impairment to be recognized.

(b)	In April 2023, further to the approval by the Company’s Board of Directors in March 2023, the Company distributed a dividend in an amount of US$ 769 million, reflecting US$ 6.40 per ordinary share.

(c)
In the second quarter of 2023, further to an expiration of related repurchase options, the Company concluded that certain vessels, which were previously subject to a sale and lease back transaction accounted as a secured borrowing, will be redelivered on lease maturity. Accordingly, the Company recorded US$ 46 million as a financial expense for remeasurement of the related liability and US$ 21 million as a capital loss for derecognizing such liability and the related vessels (both with no cash impact).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

4	Financial position (cont’d)

(d)	Charter agreements:

Further to the Company’s long-term agreement with Seaspan for the chartering of ten 15,000 TEU new-build liquefied natural gas (LNG) dual-fuel vessels, four of such vessels were delivered to the Company, commencing 2023.

Additional vessels related to this agreement, as well as to other chartering agreements the Company entered into during 2021 and 2022, are scheduled to be delivered to the Company during 2023 and 2024 (see also Notes 1(b) and 26 to the Company’s 2022 annual financial statements).

(e)
In 2020, a regulator in a certain jurisdiction decided to exclude a wholly-owned subsidiary of the Company from an industry-related competition law investigation, initiated earlier in that year. In June 2023, a local court accepted an appeal on the decision to exclude this Company subsidiary from the said investigation, which is expected to be re-launched. At this preliminary stage, based on the opinion of the Company’s legal advisors, the outcome of this matter cannot be assessed.

(f)
In June 2023 the Company (and its wholly owned digital freight forwarded subsidiary, Ship4WD) entered into an agreement with a factoring service provider, for the recurring sale of receivables, as part of the Company's initiatives to provide its customers with additional services, including trade credit. The sale of the receivables under this arrangement meets the conditions for derecognition of financial assets as prescribed in IFRS 9.

Earlier this year, the Company entered into a transaction with this factoring service provider according to which the Company made an equity investment in this entity and agreed to provide it a three-year revolving credit facility, secured by account receivables, of approximately $100 million. According to the terms, the Company will be entitled to exercise warrants to the factoring service provider preferred shares in trenches, based on amounts drawn. As of the issuance date of these financial statements, no amounts were drawn under this arrangement.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

5
Capital and reserves

Share-Based Payment Arrangements

During the six and three-month period ended June 30, 2023, a total of 68,354 and 34,177 ordinary shares were issued, respectively, upon the cashless exercise of options, previously granted in respect of share-based payment arrangements.

During the six and three-month period ended June 30, 2023, 2022 and the year ended December 31, 2022, the Company recorded expenses related to share-based compensation arrangements of US$ 11.1 million, US$ 4.2 million, US$ 10.0 million, US$ 7.5 million and US$ 25.8 million, respectively.

In August 2023, the Company’s Board of Directors approved the grant of 80,868 options to the Company’s ordinary shares, to certain officers and employees.

6	Right-of-use assets

	Balance at June 30		Balance at December 31
	2023	2022	2022
	US $ in millions

Vessels	4,703.9	3,949.4	3,967.3
Containers and handling equipment	342.8	418.4	380.0
Other tangible assets	80.7	52.3	58.0
	5,127.4	4,420.1	4,405.3

7	Segment information

ZIM is managed as one operating unit, generating revenues from operating a global liner service network of cargo shipping and related services, in which lines share the use of its resources and their performance are co-dependent. Accordingly, the chief operating decision maker manages and allocates resources to the entire liner network. As there is no appropriate allocation for the Group’s results, assets and liabilities, these are all attributed to the Group’s sole operating segment.

Freight revenues are disaggregated geographically by trade zone, as follows:

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2023	2022	2023	2022	2022
	US $ in millions
Freight Revenues from containerized cargo:
Pacific	881.0	3,296.7	452.4	1,571.3	5,504.2
Cross-Suez	322.5	914.6	151.7	441.9	1,528.5
Atlantic	378.0	661.6	161.4	331.8	1,231.3
Intra-Asia	319.4	1,143.4	158.3	546.4	1,945.9
Latin America	194.7	366.5	102.8	186.8	742.3
	2,095.6	6,382.8	1,026.6	3,078.2	10,952.2
Other Revenues (*)	588.3	762.4	283.0	350.6	1,609.4
	2,683.9	7,145.2	1,309.6	3,428.8	12,561.6

(*) Mainly related to non-containerized cargo, demurrage and value-added services.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

8	Operating expenses and cost of services

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2023	2022	2023	2022	2022
	US $ in millions

Wages, maintenance and other vessel-operating costs	17.1	16.1	8.7	9.3	34.5
Expenses relating to fleet equipment (mainly containers and chassis)	15.6	15.2	7.7	7.9	29.1
Bunker and lubricants	553.8	646.5	281.4	384.7	1,434.8
Insurance	9.9	6.2	5.3	4.1	15.2
Expenses related to cargo handling	843.3	1,014.3	424.2	529.9	1,981.6
Port expenses	237.2	155.2	137.5	84.6	359.0
Agents’ salaries and commissions	104.5	130.8	53.8	70.3	261.1
Cost of related services and sundry	89.5	108.9	32.4	44.2	216.1
Slot purchases and hire of vessels	30.1	270.4	17.0	119.5	398.8
Hire of containers	12.6	17.0	5.9	7.8	34.3
	1,913.6	2,380.6	973.9	1,262.3	4,764.5

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

9	Financial instruments

Financial instruments measured at fair value

	Balance at June 30,						Balance at December 31,
	2023			2022			2022
	US $ in millions
	Level 1	Level 3	Total	Level 1	Level 3	Total	Level 1	Level 3	Total
Fair value through profit and loss
Cash and cash equivalents:
Money markets instruments	418.0		418.0

Other investments:
Equity instruments		10.7	10.7		7.8	7.8		11.2	11.2

Loans and other liabilities:
Derivative instruments		(12.3)	(12.3)					(13.7)	(13.7)

Fair value through other comprehensive income
Other investments:
Sovereign bonds	1,122.4		1,122.4	226.3		226.3	893.5		893.5
Corporate bonds	1,034.5		1,034.5	436.9		436.9	637.7		637.7
Equity instruments	2.0		2.0	23.0		23.0	42.2		42.2

Financial instruments not measured at fair value

The carrying amounts of the Group’s financial assets and liabilities, including cash and cash equivalents, trade and other receivables, other investments, trade and other payables and loans and other liabilities, reflect reasonable approximation of their fair value.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

10	Earnings (loss) per share

Basic and diluted earnings (loss) per share

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2023	2022	2023	2022	2022
	US $ in millions
Profit (loss) attributable to ordinary shareholders used to calculate basic and diluted earnings per share (US $ in millions)	(274.6)	3,041.9	(215.1)	1,333.1	4,619.4

Number of shares at the beginning of the period used to calculate basic earnings (loss) per share	120,149,921	119,910,688	120,184,098	119,910,688	119,910,688
Effect of share options	32,478	40,030	11,267	79,620	101,687

Weighted average number of ordinary shares used to calculate basic earnings (loss) per share	120,182,399	119,950,718	120,195,365	119,990,308	120,012,375

Effect of share options		491,243		451,905	432,514

Weighted average number of ordinary shares used to calculate diluted earnings (loss) per share	120,182,399	120,441,961	120,195,365	120,442,213	120,444,889

In the six and three months period ended June 30, 2023, options for 2,362,276 ordinary shares, granted to officers, directors and employees were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.